SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 2, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI GRANTED NEW ORDER MINING RIGHTS



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA52.05

2 August 2005

ANGLOGOLD ASHANTI IS GRANTED NEW ORDER MINING RIGHTS

AngloGold Ashanti is pleased to announce that the company has received notification from the Director-General of Minerals and Energy that the DME has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act.

This development is the culmination of a long but constructive engagement with the DME, in which the company has sought to ensure a positive beginning to the new mineral rights dispensation that South Africa has entered. In terms of its submission, three areas stand out:

- With regard to equity, in addition to recognition of its transactions with Armgold between 1998 and 2002, the company is committed to the development of an Employee Share Ownership Scheme, with a value equivalent to approximately 6% of the South African assets.

- On Employment Equity, the company has in place a plan to ensure that a 40% HDSA representation in management is achieved by 2009. Beyond this, the company intends to ensure that every level of management reflects the full cultural diversity of its South African employees.

- Each South African operation has a social plan in place, which seeks to create lasting benefits for the communities in which AngloGold Ashanti operates, while the company also has an established track record of ensuring that employees facing retrenchment are offered training for alternative employment options.

AngloGold Ashanti believes that the new mineral rights dispensation seeks to begin to remedy the economic legacy of apartheid by ensuring that economic opportunity becomes available to increasing numbers of South African citizens, while simultaneously seeking to maintain local and international economic confidence and to promote economic growth.

Commenting on the approval of its application, AngloGold Ashanti CEO Bobby Godsell said: "I am delighted that the spirit and letter of the Mining Charter has been fulfilled through this conversion of mining rights. This decision brings certainty to our shareholders and it offers our employees and the communities in which we operate new opportunities for sharing in the wealth creation of our company. I also believe that the empowerment process initiated by government represents a vital and legitimate investment in the future of our country."

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Alan Fine		+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 2, 2005   By: /s/ C R BULL

                                                    Name: C R Bull
                                                    Title: Company Secretary